Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 18, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jay Ingram
Legal Branch Chief

Re:	Global Brass and Copper Holdings, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed February 10, 2012
File No. 333-177594

Dear Mr. Ingram:

On behalf of Global Brass and Copper Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S–1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 2 to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2012.

Amendment No. 3 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated February 15, 2012 (the “Comment Letter”) and various updates to the financial statements, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other disclosures. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto

Mr. Jay Ingram

Global Brass and Copper Holdings, Inc.

September 18, 2012

and references in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please note the updating requirements of Rule 3-12 of Regulation S-X, as applicable.

The Company has updated Amendment No. 3 pursuant to the requirements of Rule 3-12 of Regulation S-X, as applicable. Please see pages F-2 through F-57. The section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other disclosures have also been updated accordingly.

Shares Eligible for Future Sale, page 174

Registration Rights, page 175

2.	We note your response to comment eight from our letter dated January 18, 2012. As previously requested, please revise your disclosure to specifically state that there are no maximum cash penalties or any additional penalties resulting from delays in registering your common stock pursuant to your registration rights agreement.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 176 of Amendment No. 3.

* * *

If you have any questions regarding Amendment No. 3 or the responses contained in this letter, please do not hesitate to call the undersigned at (212) 373-3052.

Sincerely,

/s/ Lawrence G. Wee

Lawrence G. Wee

cc:	Scott Hamilton
Global Brass and Copper Holdings, Inc.

LizabethAnn R. Eisen
Andrew J. Pitts
Cravath, Swaine & Moore LLP